File pursuant to Rule 424(b)(3) of the Rules
and Regulations under the Securities Act of 1993.
Registration No. 333-104590

PROSPECTUS

Micro Component Technology, Inc.
7,266,399 Shares
Common Stock

        This prospectus relates to the offer and sale of up to 7,266,399 shares of our common stock by the selling shareholders listed on page 11. We will not receive any of the proceeds from the sale of the shares by any of the selling shareholders.

        The selling shareholders may offer their shares of common stock though public or private transactions, on or off the OTC Bulletin Board, at prevailing market prices, or at privately negotiated prices.

        The shares may be sold directly or through agents or broker-dealers acting as principal or agent or in block trades or through one or more underwriters on a firm commitment or best efforts basis. The selling shareholders may engage underwriters, brokers, dealers or agents, who may receive commissions or discounts from the selling shareholders. We do not know, however, when the proposed sale of the shares by the selling shareholders will occur. We will pay the expenses incident to the registration of such shares, except for selling commissions.

        Our common stock is listed on the OTC Bulletin Board and trades under the symbol "MCTI". On April 28, 2003, the closing sale price of a share of our common stock on the OTC Bulletin Board was $0.51.

        THE COMMON STOCK OFFERED INVOLVES A HIGH DEGREE OF RISK. WE REFER YOU TO "RISK FACTORS" BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus is dated April 28, 2003.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	3
FORWARD-LOOKING STATEMENTS	4
RISK FACTORS	4
RECENT DEVELOPMENTS	11
USE OF PROCEEDS	11
SELLING SHAREHOLDERS	11
PLAN OF DISTRIBUTION	14
DESCRIPTION OF OUR CAPITAL STOCK	17
LEGAL MATTERS	18
EXPERTS	18
DOCUMENTS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS	18
WHERE YOU CAN FIND MORE INFORMATION	19
INDEMNIFICATION	20

        References in this prospectus to "MCT," "the Company," "we" and "our," unless the context otherwise requires, refer to Micro Component Technology, Inc., a Minnesota corporation, and its consolidated subsidiaries and their respective predecessors.

        You should rely only on the information contained in and incorporated by reference into this prospectus. We have not authorized anyone to provide you with different or additional information from that contained in and incorporated by reference into this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where it is legal to sell these securities. The information contained in and incorporated by reference into this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.

        Our trademarks used in or incorporated by reference in this prospectus are: MCT, Infinity Systems, Aseco, Tapestry®, Smart Solutions, SmartMark, SmartSort, SmartTrak, Isocut, MCT 5100, MCT 7632, S-170 and S-130. All other trademarks or trade names referred to in this prospectus are the property of their respective owners.

PROSPECTUS SUMMARY

        This summary highlights some information contained in, and incorporated by reference into, this prospectus. You should read the entire prospectus carefully, including the section entitled "RISK FACTORS" and our financial statements and related notes, which are incorporated by reference into this prospectus, before deciding to invest in our common sock.

About MCT

        MCT is a Minnesota corporation. MCT has three wholly owned active operating subsidiaries, Micro Component Technology Asia Pte. Ltd., ("MCT Asia"), MCT Asia (Penang) Sdn. Bhd., ("Penang"), and MCT Philippines, Inc. ("Philippines"). Our principal executive offices are located at 2340 West County Road C, St. Paul, Minnesota 55113 and our telephone number at that location is (651) 697-4000. Our Web site is located at www.mct.com. The information on our Web site is not part of this prospectus.

Our Business

        We are a leading supplier of integrated automation solutions for the global semiconductor test and assembly industry. We offer complete and comprehensive equipment automation solutions for the test, laser mark, mark inspect, singulation, sort, and packaging portions of the back-end of the semiconductor manufacturing process that significantly improve our customers' productivity, yield and throughput. Our solutions include our series of integrated Smart Solutions, automated test handlers, factory automation software and equipment integration services. Our customers include many leading semiconductor companies and many of the leading back-end contract test and assembly companies. We believe we have one of the world's largest installed bases of handlers used to test semiconductor devices.

The Offering

        The selling shareholders are offering 3,846,180 shares of common stock issuable upon the conversion of convertible promissory notes sold to them in December 2001; 3,166,869 shares sold to them in a private placement in March 2003; and 253,350 shares issuable upon exercise of a warrant issued to the placement agent engaged in the March 2003 private placement; for a total of 7,266,399 shares. We are registering the resale of these shares to permit the selling shareholders to resell the shares in the public market.

Common stock offered by the selling shareholders	7,266,399
Common stock outstanding as of April 28, 2003	17,319,389
OTC Bulletin Board Symbol	MCTI

Use of Proceeds

        MCT will not receive any proceeds from the sale of the common stock, except for proceeds which may be received from the exercise of warrants issued to the placement agent, which will be used for general working capital purposes. See "USE OF PROCEEDS."

Risk Factors

        This prospectus involves certain investment risks. See "RISK FACTORS".

FORWARD-LOOKING STATEMENTS

        This prospectus and the documents that are or will be incorporated by reference into this prospectus contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements concerning the conditions in our industry, our operations, economic performance and financial condition. The words "believe," "expect," "anticipate," "intend" and other similar expressions generally identify forward-looking statements. Potential investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are based largely on our current predictions of future performance and are subject to a number of risks and uncertainties, including, without limitation, those identified in the "Risk Factors" section below and elsewhere in this prospectus, or the documents incorporated by reference into this prospectus, and other risks and uncertainties indicated from time to time in our filings with the SEC. In light of the risk factors noted below and other uncertainties, there can be no assurance that the matters referred to in the forward-looking statements will in fact occur. Actual results could differ materially from these forward-looking statements. We do not undertake to update our forward-looking statements or the risk factors noted above to reflect future events or circumstances.

RISK FACTORS

        INVESTING IN OUR COMMON STOCK INVOLVES RISK. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS IN ADDITION TO THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS AND INCORPORATED BY REFERENCE INTO THIS PROSPECTUS IN ANALYZING AN INVESTMENT IN THE COMMON STOCK OFFERED BY THIS PROSPECTUS. IF ANY OF THE FOLLOWING EVENTS OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR OPERATING RESULTS COULD SUFFER. IN THAT CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF THE VALUE OF YOUR INVESTMENT IN OUR COMMON STOCK.

Our ability to continue as a going concern is uncertain.

        The consolidated financial statements in our Form 10-K for the year ended December 31, 2002 have been prepared on the assumption that we will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

The independent auditor's report included therein contains an explanatory paragraph that raises substantial doubt about our ability to continue as a going concern.

        As of December 31, 2002, we had cash and cash equivalents totaling $1.6 million and have used a substantial portion of the cash balances during the first quarter of 2003. On March 7, 2003, and on March 26, 2003, we completed a private equity financing with a group of accredited investors for net proceeds of approximately $1.1 million through the issuance of additional shares of our common stock.

        We expect losses and negative cash flows to continue at least through the first half of 2003, which will require us to obtain additional capital or pursue other strategic alternatives. It is uncertain whether we will be able to obtain a sufficient amount of additional capital, if needed, on acceptable terms, or at all. Further, if future financing requirements are satisfied through the issuance of equity or debt instruments, shareholders may experience additional dilution in terms of their percentage of ownership of our securities. In the event that the we are unable to obtain additional capital, our operations will be materially negatively impacted and we will be required to take actions that will harm our business, including potentially ceasing certain or all of our operations.

The success of our new products depends upon customer acceptance of both the testing of semiconductor devices in strip form and the automation of the back-end of the semiconductor manufacturing process.

        Several of our new products, including our Tapestry strip handler and other Smart Solutions products, are used to test and process semiconductor devices in strip form. Assembly of semiconductor devices in strip form is the standard industry practice. However, we cannot assure you that testing of semiconductor devices in strip form will become widely accepted by the industry. Until recently, most semiconductor manufacturers believed it was necessary to test semiconductors after they were cut from the strips because they believed the act of cutting the strips containing the semiconductor devices, referred to as singulation, could result in damage or contamination to the semiconductor devices and, as a consequence, make the prior test results unreliable.

        We introduced our Tapestry handling system in February 1999. In May 2000, we introduced other Smart Solutions products, which provide additional process capability for handling and testing semiconductor devices in strip form. Our new products are attractive to customers only if the customers can see the value of automating the test and assembly portions of their semiconductor manufacturing operations. Although semiconductor manufacturers have automated the wafer fabrication portion of their operation, or the front-end of the semiconductor manufacturing process, very few semiconductor manufacturers have invested a significant amount of capital to automate the test and assembly portions of their operations. We are introducing new products for technologies which may not be accepted on a wide-scale basis by the industry. If either the testing of semiconductor devices in strip form or wide-scale automation of the back-end is not accepted by the industry, our net sales likely will suffer.

Downturns in semiconductor industry business cycles could have a negative impact on our operating results.

        Our business depends heavily upon capital expenditures by semiconductor manufacturers. The semiconductor industry is highly cyclical, with periods of capacity shortage and periods of excess capacity. In periods of excess capacity, the industry sharply cuts purchases of capital equipment, such as our products. Thus, a semiconductor industry downturn or slowdown substantially reduces our revenues and operating results and could hurt our financial condition. In the fourth quarter of 2000, the semiconductor capital equipment industry went into a severe downturn. This downturn has intensified and continued throughout 2002, which has adversely impacted our revenues, operating results and financial position over the last two years. It is not certain when this downturn will end and it could continue well into 2003 and possibly into subsequent years. The impact of the continuation of the downturn in the semiconductor capital equipment industry could severely impact our results of operations.

We offer automation solutions and, unless we effectively market our company as a provider of automation solutions, our expected financial results will suffer.

        We offer equipment automation solutions and software development services. These solutions and services require different marketing techniques and involve a more extensive decision-making process by customers than for our traditional handler products. We need to successfully market our automation products using different sales methods than we have previously used.

        We acquired an automation software business in June 1999 and introduced our first suite of products to provide an automation solution for the testing portion of semiconductor manufacturing in May 2000. The sales from these operations make up less than 5% and 6% of net revenue for the years ended December 31, 2002 and 2001, respectively. Our future success is dependent upon being able to successfully market our automation products. If we are not successful in effectively marketing ourselves as an equipment automation solutions provider to the semiconductor industry, our results of operations and financial condition will suffer.

We invest heavily in research and development efforts and our financial results depend upon the success of these efforts.

        We have spent, and expect to continue to spend, a significant amount of time and resources developing new products and refining existing products and systems. In light of the long product development cycles inherent in our industry, these expenditures will be made well in advance of the prospect of deriving revenue from the sale of new systems.

        Our ability to introduce and market new products successfully is subject to a wide variety of challenges during this development cycle, such as design defects or changing market requirements that could delay introduction of these systems. In addition, since our customers are not obligated by long-term contracts to purchase our products, our anticipated product orders may not materialize, or orders that do materialize may be canceled. As a result, if we do not achieve market acceptance of new products, we may not be able to realize sufficient sales needed to recoup our research and development expenditures.

Our operating results often have large changes from period to period, which may result in a decrease in our stock price.

        Our quarterly and annual operating results are affected by a wide variety of factors that could adversely affect sales or operating results or lead to significant variability in our operating results. A variety of factors could cause this variability, including the following:

  •
  the cyclical nature of the semiconductor industry;

  •
  delays in, or cancellation of, significant system purchases by customers;

  •
  delays in the development, introduction and production of our products;

  •
  changes in the mix of our products and their gross margins;

  •
  new product introductions by competitors and competitive pricing pressures;

  •
  the time required for us to adjust our operating expenses to respond to changes in sales and market conditions;

  •
  the timing of any future acquisitions and their effect on our financial results;

  •
  component shortages resulting in manufacturing delays; and

  •
  pressure by customers to reduce prices, shorten delivery times and extend payment terms.

        We cannot predict the impact of these and other factors on our sales or operating results in any future period. Results of operations in any period, therefore, should not be considered indicative of the results to be expected for any future period. Because of this difficulty in predicting future performance, our operating results may fall below expectations of security analysts or investors in some future periods. Our failure to meet these expectations would likely adversely affect the market price of our common stock.

A substantial amount of our common stock may be sold in the public market in the future, which could cause our stock price to decline.

        Sales of a substantial number of shares of our common stock in the public market could cause the market price of our common stock to decline. As of April 28, 2003, we had an aggregate of 17,319,389 shares of our common stock outstanding, substantially all of which is tradable. The shares of common stock being registered under this registration statement will become freely tradable upon the effectiveness of this registration statement. As of April 28, 2003, there were outstanding stock options to purchase approximately 2,311,751 shares of our common stock, all of which shares will be freely tradable if the options are exercised.

Our anti-takeover measures may affect the value of our stock.

        As a Minnesota corporation, we are subject to the Business Corporation Law of the State of Minnesota, including Sections 671 and 673. In general, Section 671 prevents a purchaser of certain percentages of our common stock from voting that stock, unless the purchaser receives prior approval of the other stockholders. Section 673 restricts the ability of a public Minnesota corporation from engaging in a business combination with an interested stockholder for a period of four years after the date of the transaction in which the person became an interested stockholder, unless certain approval requirements are met. As a result of the application of Sections 671 and 673 and provisions in our articles of incorporation and bylaws, potential acquirers may be discouraged from attempting to acquire us, possibly depriving you of opportunities to sell or otherwise dispose of our stock at above-market prices typical of such transactions.

        We are authorized to issue up to 1,000,000 shares of preferred stock and to determine the price, privileges and other terms of the shares. The issuance of any preferred stock with superior rights to the common stock could reduce the value of our common stock. In particular, specific rights we may grant to future holders of preferred stock could be used to restrict our ability to merge with or sell our assets to a third party, preserving control of us by present owners and management and preventing you from realizing a premium on your shares.

Our stock price is volatile and it may drop unexpectedly.

        Stock prices of companies in the semiconductor equipment industry, including ours, can swing dramatically with little relationship to operating performance. Factors which could cause our stock price to change include:

  •
  changes in the market's view of semiconductor industry in general;

  •
  changes in our quarterly operating results for the reasons set out in a prior risk factor or for other reasons;

  •
  changes in our reported financial results based on accounting pronouncements;

  •
  changes in research analysts' expectations for us or our industry or failure to meet research analysts' estimates;

  •
  changes in the general economic conditions or developments in the semiconductor industry which affect investors confidence;

  •
  announcements by us or our competitors of technological innovations or new or enhanced products; and

  •
  the impact on the liquidity of our common stock due to its de-listing from the Nasdaq SmallCap Market.

        Fluctuations or decreases in the trading price of our common stock may adversely affect the ability to trade your shares. In addition, these fluctuations could adversely affect our ability to raise capital through future equity financing.

The loss of any key personnel could harm our business.

        Our success depends to a significant degree upon the continued contributions of our key management, engineering, sales and marketing, customer support, finance and manufacturing personnel. The loss of any of these key personnel, who would be extremely difficult to replace, could harm our business and operating results. We do not have key person life insurance on any of our executives. Competition for management in our industry can be intense, and we may not be successful in retaining key management personnel.

Our markets are very competitive and demand for our products may decrease if additional competitors enter our markets.

        The semiconductor device testing and assembly equipment industry is highly competitive, and the market for our automation products and services is expected to become more competitive. We face substantial competition throughout the world primarily from manufacturers in the United States, Japan, and other countries in Asia. The only companies that we are aware of that currently offer a production grade strip handling solution comparable to our Tapestry product are Fico BV, ASM International, Tesec and Cohu, whose products were introduced between 1995 and 2002. Fico's product line currently is used only for leaded semiconductor devices. However, we are aware that other companies are developing strip handling solutions, some have shipped beta versions to customers, and we expect other companies will offer automation systems for the back-end when strip testing technology becomes more accepted. Our primary competitors in the traditional handler market are Advantest Corporation, Aetrium Incorporated, Cohu, Inc., Multitest Electronics Systems GmbH, and Rasco AG. Many of these competitors are considerably larger and have considerably greater financial resources than we do.

        The principal elements of competition in our markets include throughput capability, quality, reliability, price, product performance, customer service and support, financial strength, versatility and the ability to deliver on schedule. Although we believe that we compete favorably with respect to each of these factors, new product introductions by our competitors could cause a decline in sales or loss of market acceptance of our existing products. If competitors introduce more technologically advanced products, the demand for our similar products would likely be reduced.

Our dependence upon international sales involves significant risk.

        Our international sales accounted for approximately 71% of our net sales for the year ended December 31, 2002, approximately 54% of our net sales for the year ended December 31, 2001 and approximately 56% of our net sales for the year ended December 31, 2000. As a result, a major portion of our revenues and operating results is subject to the risks associated with international sales. Our international sales may be hurt by many factors, including:

  •
  changes in policy or applicable U.S. or foreign laws which result in burdensome government control, tariffs, restrictions, embargoes or export license requirements;

  •
  political and economic instability in our target international markets;

  •
  difficulties of staffing and managing our international operations or representatives;

  •
  changes in foreign currency exchange rates, which could make our products more expensive as stated in local currency, since our foreign sales are typically made in U.S. dollars;

  •
  shipping delays;

  •
  less favorable foreign intellectual property laws, which make it harder to protect our technology from appropriations by competitors;

  •
  longer payment cycles common in foreign markets;

  •
  difficulties collecting our accounts receivable because of the distance and different legal rules; and

  •
  potential additional U.S. and foreign taxes which increase the amount of taxes we have to pay.

Economic problems in Asia may hurt our sales.

        Asia is an important region for the markets we serve and has accounted for a large part of our net sales. In recent years, Asia has experienced serious economic problems including currency devaluations, debt defaults, lack of liquidity and recessions. Our net sales depend upon the capital expenditures of semiconductor manufacturers, many of whom have operations and customers in Asia. Serious economic problems in Asia would likely result in a significant decrease in the sale of equipment to the semiconductor industry. Economic difficulties in this region could also damage the economies of the U.S. and Europe and, ultimately, the domestic demand for our products. Therefore, weak economic conditions in Asia would likely negatively impact our future financial condition, net sales and operating results.

Rapid technological change may make our products obsolete.

        Technology changes rapidly in the markets we serve. Our success will depend upon our ability to anticipate these changes, enhance our existing products and develop new products to meet customer requirements and achieve market acceptance. We may not be able to respond correctly or quickly enough. If we fail in these efforts, our products will become obsolete, which will hurt our operating results and financial position.

Our intellectual properties may not be adequate to protect our business.

        We rely on our patent and trade secret rights to protect our proprietary technology. Our patents may not provide us with meaningful protection from competitors, including those who may pursue patents which may block our use of our proprietary technology. In addition, we rely upon unpatented trade secrets and seek to protect them, in part, through confidentiality agreements with employees, consultants and our customers and potential customers. If these agreements are breached, or if our trade secrets become known to or are independently developed by competitors, we may not have adequate remedies for the breach.

        If a competitor's product infringes upon our patents, we may sue to enforce our rights in an infringement action. These suits are costly and would divert funds and management and technical resources from our operations. Furthermore, we cannot be certain that our products or processes will not infringe upon any patents or other intellectual property rights of others. If they do infringe upon the rights of others, we may not be able to obtain a license from the intellectual property owner on commercially reasonable terms or at all.

        Currently, a significant portion of our revenue is derived from sales in foreign countries, including countries in Asia, such as the Philippines, Taiwan and Korea. The laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Many U.S. companies have encountered substantial problems in protecting their proprietary rights against infringement in other countries, including some countries in which we have sold and continue to sell products. Our means of protecting our proprietary rights may not be adequate in these countries. For example, our competitors in these countries may independently develop similar technology or duplicate our systems. If we fail to protect our intellectual property adequately in these countries, it would be easier for our competitors to sell competing products in these countries.

RECENT DEVELOPMENTS

Our independent auditors expressed substantial doubt about our ability to continue as a going concern.

        Our consolidated financial statements on Form 10-K for the year ended December 31, 2002 (delivered herewith) have been prepared on the assumption that we will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The independent auditor's report included therein contains an explanatory paragraph that raises substantial doubt about our ability to continue as a going concern,. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets of the amounts and classification of liabilities that may result from the outcome of this uncertainty.

We raised net proceeds of approximately $1.1 million in a private placement in March 2003.

        In March 2003, pursuant to a private equity placement with accredited investors, we issued a total of 3,166,869 shares of common stock, which resulted in net proceeds to us of approximately $1.1 million. Stock issuance costs associated with this offering totaled approximately $218,000. As part of this offering, we also issued warrants to purchase 253,350 shares of common stock that have a term of five years with an exercise price of $0.43 per share.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of the shares by the selling shareholders, except proceeds which we may receive from the exercise of warrants issued to the placement agent, which will be used for general working capital purposes. Upon conversion by certain of the selling shareholders of their convertible notes, we will transfer the principal amounts of the notes from debt to equity in our financial statements. All net proceeds from the sale of the shares covered by this prospectus will go to the selling shareholders who offer and sell their shares.

SELLING SHAREHOLDERS

        The following table sets forth information known to us with respect to the beneficial ownership of our common stock by each of the selling shareholders as of April 1, 2003. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. For the purpose of calculating the percentage beneficially owned by each selling shareholder, the number of shares of common stock deemed outstanding includes 17,319,389 shares of common stock outstanding as of April 1, 2003; shares of common stock which may be issued upon conversion under our 10% Senior Subordinated Notes held by the selling shareholder, if any; and shares of common stock which may be issued upon the exercise of options or warrants held by the selling shareholder, if any.

        The table assumes that the selling shareholders will sell all of the shares offered by them in this offering. We are unable to determine, however, the exact number of shares that will actually be sold or when or if these sales will occur. To our knowledge, each of the persons named in this table has sole voting and investment power with respect to the shares of common stock shown as beneficially owned by that person. None of the selling shareholders has had any position, office or other material relationship with us in the past three years.

	Beneficial Ownership Prior to Offering		Beneficial Ownership After Offering
Beneficial Owners	Number of Shares(1)	Percent	Number of Shares	Percent
March 2003 Purchasers
Ask Property Management	23,255	*	0	*
Stephen L. Becher	58,139	*	0	*
Dennis Boileau	11,511	*	0	*
Allen and Nancy Drydahl JT TEN	58,139	*	0	*
W. Bruce Erickson	23,255	*	0	*
John and Mary Feltl JT TEN	100,000	*	0	*
Paul Heibel	23,255	*	0	*
James H. Peters Ltd.	5,225	*	0	*
Kimiko Mika	5,000	*	0	*
Henry and Janice Korf JT TEN	11,627	*	0	*
Ilo Leppick	21,000	*	0	*
Clem and Marlys Nelson JT TEN	21,352	*	0	*
John and Donnelda Prusak JT TEN	58,139	*	0	*
Reality Center, Inc. Profit-Sharing Trust	58,140	*	0	*
Bruce and Barbara Ruecker JT TEN	15,000	*	0	*
Joe Semler Jr.	69,767	*	0	*
Matthew and Patricia Tiakalsky JT TEN	200,000	*	0	*
Thomas M. Vertin	116,279	*	0	*
Patricia Vogelpohl	46,511	*	0	*
Donna Welsh	100,000	*	0	*
Elliot and Jean Cobb JT TEN	50,000	*	0	*
Ellis Family Limited Partnership	100,000	*	0	*
John F. Rooney	100,000	*	0	*
Pyramid Partners, L.P.	250,000	1.44%	0	*
Benchworthy & Co.	400,000	2.31%	0	*
Kane & Co.	2,500,000	14.43%	1,600,000	9.24%
George Walsh	11,627	*	0	*
Jerry Papenfuss	23,255	*	0	*
Thomas M. Kelleher	100,000	*	0	*
Joe Semler SEP/IRA	76,744	*	0	*
Donald F. Hagen Revocable Trust	23,255	*	0	*
Bruce G. Ruecker IRA	25,000	*	0	*

Mary K. Norsted	11,627	*	0	*
Steven Bruggeman	69,767	*	0	*
Feltl and Company(2)	253,350	1.44%	0	*
10% Senior Subordinated Noteholders
Amaranth Trading LLC	1,273,846	6.90%	120,000	*
Maple Row Partners L.P.	576,920	3.22%	0	*
Stuart Schapiro Keogh	38,460	*	0	*
Straus Partners	269,230	1.53%	0	*
Straus GEPT Partners	84,620	*	0	*
Straus-Spelman Partners	30,770	*	0	*
C.E. Unterberg Towbin Capital Partners I, L.P.	226,920	1.29%	0	*
Thomas I. Unterberg	76,920	*	0	*
Ellen Unterberg Celli	38,460	*	0	*
Emily Unterberg Saltoff	38,460	*	0	*
Marjorie & Clarence E. Unterberg Foundation, Inc.	76,920	*	0	*
Bella & Israel Foundation # 2	19,230	*	0	*
Rebecca Rose Celli Trust	9,620	*	0	*
T.I. Unterberg Grandchildrens Trust	9,620	*	0	*
Emily U. Satloff Family Trust	9,620	*	0	*
Ellen U. Celli Family Trust	9,620	*	0	*
Robert D. Long	76,920	*	0	*
Woodville, LLC	288,460	1.64%	0	*
C.E. Unterberg, Towbin	9,620	*	0	*
John Gutfreund	28,850	*	0	*
John Colton	96,150	*	0	*
Ahab Capital f/k/a Pequod Investments L.P.	100,000	*	0	*
Richard C. Perkins IRA	38,460	*	0	*
Alice Ann Corporation	19,230	*	0	*
Robert G. Allison	38,460	*	0	*
Anchor Scientific, Inc. SPN/PRO	19,230	*	0	*
Gary A. Bergren	13,460	*	0	*
David & Carole Brown Revocable Trust	19,230	*	0	*
Craig L. Campbell IRA	9,620	*	0	*
Robert H. Clayburgh IRA	19,230	*	0	*
Bradley Erickson IRA	19,230	*	0	*
Thomas J. Franta	7,690	*	0	*
Michael P. Garrett Special Account	9,620	*	0	*
Fred T. Gerbig IRA	9,620	*	0	*
J. Richard Gilliland IRA	11,540	*	0	*
Dennis D. Gonyea	19,230	*	0	*
Jerry & Catherine Herrmann JTWROS	9,620	*	0	*
Dorothy J. Hoel	38,460	*	0	*
Raymond R. Johnson	19,230	*	0	*
Richard A. Justman SEP/IRA	9,620	*	0	*
Elizabeth J. Kuehne	11,540	*	0	*

Robert L. Kunz, Jr. Trust	9,620	*	0	*
Dan L. Lastavich IRA	9,620	*	0	*
Charles W. Pappas IRA	9,620	*	0	*
John T. Potter IRA	19,230	*	0	*
Alan R. Reckner	9,620	*	0	*
Carolyn Salon	11,540	*	0	*
Joel Salon	11,540	*	0	*
Charles J. Schoen	7,690	*	0	*
David Schwartzman IRA	7,690	*	0	*
Dr. Paul and Nancy Seel JT TEN	11,540	*	0	*
Stephen P. Vertin	7,690	*	0	*
Cedric and Margaret E. Veum Living Trust	9,620	*	0	*
Veum Veterinarians, Ltd. SPN/PEN	19,230	*	0	*
Luke W. Vidor	13,460	*	0	*
Janet M. Voight Trust	15,380	*	0	*
James B. Wallace SPN/PRO	15,380	*	0	*
David Westrum Revocable Living Trust	11,540	*	0	*
Michael Wilcox IRA	11,540	*	0	*
Scott and Mary Strickland	7,690	*	0	*
William Baxter IRA	7,690	*	0	*
William Baxter Revocable Trust	7,690	*	0	*

Totals	8,986,399	41.96%	1,720,000	8.03%

*
Less than one percent.

(1)
Includes shares issuable upon conversion of our 10% Senior Subordinated Notes and shares issuable upon exercise of warrants that are currently exercisable or that become exercisable within the next 60 days.

(2)
Feltl and Company was the placement agent for the March 2003 private placement. Its ownership consists of warrants issued to it as part of its compensation.

PLAN OF DISTRIBUTION

        We are registering 7,266,399 shares of our common stock on behalf of the selling shareholders. The selling shareholders named in the table above, or pledgees, donees, transferees or other successors in interest selling shares received from a named selling shareholder as a gift, partnership distribution or other non-sale transfer after the date of this prospectus, may sell the shares from time to time. All of such persons are "selling shareholders" as that term is used in this prospectus. The selling shareholders are offering shares of common stock that they received from us pursuant to private placement transactions. The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.

        The selling shareholders may sell the shares from time to time in one or more of the following transactions:

  •
  an over-the-counter distribution in accordance with the rules of the OTC Bulletin Board;

  •
  ordinary brokerage transactions and transaction in which the broker solicits purchases;

  •
  privately negotiated transactions;

  •
  a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

  •
  purchase by a broker-dealer as principal and resale by such broker-dealer for its own account; or

  •
  any combination of the foregoing.

        The sale price to the public may be:

  •
  the market price prevailing at the time of sale;

  •
  a price related to such prevailing market price;

  •
  a negotiated or fixed price; or

  •
  such other price as the selling shareholders determine from time to time.

        The selling shareholders have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at the time.

        The selling shareholders may also enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the selling shareholders. The selling shareholders may also:

  •
  sell our common stock short and redeliver the shares to close out the short position;

  •
  enter into options or other types of transactions that require the selling shareholder to deliver the shares to broker-dealers, who will then resell or transfer the shares pursuant to this prospectus, as supplemented or amended to reflect such transactions; or

  •
  loan or pledge the shares to broker-dealers, who may sell the loaned shares or, in the event of default, sell the pledged shares pursuant to this prospectus, as supplemented or amended to reflect such transactions.

        In addition, any shares that qualify for sale under Rule 144 may be sold in accordance with Rule 144 rather than pursuant to this prospectus.

        The selling shareholders may also sell the shares directly to market makers acting as principal and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that a selling shareholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. The selling shareholders cannot assure that all or any of the shares offered in this prospectus will be issued to, or sold by, the selling shareholders. The selling shareholder and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this prospectus, may be deemed "underwriters" as that term is defined under the Securities Act or the Exchange Act, or the rules and regulations under such acts. In addition, the broker-dealers' commissions, discounts or concessions may qualify as underwriters' compensation under the Securities Act. If the selling shareholders qualify as "underwriters", they will be subject to the prospectus delivery requirements of Rule 153 of the Securities Act, which may include delivery through the facilities of the NASD. The selling shareholders are primarily responsible for paying the expenses incident to the offering and sale of the shares to the public. We are paying all costs incident to the registration of these shares, such as registration fees, filing, printing expenses and other expenses of complying with the state securities or blue sky laws of any jurisdiction in which the shares are to be registered or qualified.

        The selling shareholders may sell all or any part of the shares offered in this prospectus through an underwriter. No selling shareholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into. If a selling shareholder enters into such an agreement or agreements, the relevant details will be set forth in a supplement or amendment to this prospectus.

        In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdiction only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirements is available and is complied with.

        The selling shareholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Exchange Act and the rules and regulations under such Act, including, without limitation, the anti-manipulation rules of Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling shareholders or any other such person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect marketability of the shares.

        We will make copies of this prospectus available to the selling shareholders, and we have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered by this prospectus. To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

        We may suspend the use of this prospectus, in the event that there is a material, or potentially material, development involving MCT, or there is an occurrence of an event that renders the information in this prospectus misleading, incomplete or untrue.

DESCRIPTION OF OUR CAPITAL STOCK

        Our authorized capital stock consists of 40,000,000 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock $0.01 par value per share.

Common Stock

        As of April 28, 2003, there were issued and outstanding 17,319,389 shares of common stock held by 285 stockholders of record. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and to receive any dividends that the board of directors declares out of available funds. In the event of a liquidation, dissolution or winding up of the company, holders of common stock have the right to a ratable portion of the assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of common stock do not have cumulative voting, preemptive, redemption or conversion rights. All outstanding shares of common stock are, and the shares to be sold pursuant to this prospectus will be, fully paid and non-assessable.

Preferred Stock

        The board of directors is authorized to issue shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and other special rights, and the qualifications, limitations and restrictions of each series, without any further vote or action of the stockholders. The issuance of any preferred stock could dilute the voting power or otherwise adversely affect the rights of the common stock. The issuance of preferred stock could have the effect of acting as an anti-takeover device to delay or prevent a change in control of the company. There are no shares of preferred stock currently outstanding and the company has no present plans to issue preferred stock.

Potential Anti-Takeover Effects of Minnesota Law

        Section 671 of the Business Corporation Law of the State of Minnesota applies, with certain exceptions, to any acquisitions of our voting stock from a person of than us, and other than in connection with certain mergers and exchanges to which we are a party, resulting in the beneficial ownership change of 20% or more of the voting stock then outstanding. Section 671 requires approval of the granting of voting rights for the shares received pursuant to any such acquisitions by a majority of our shareholders. In general, shares acquired without this approval are denied voting rights and can be called for redemption at their then fair market value by us within 30 days after the acquiring person has failed to deliver a timely information statement to us or the date the shareholders voted not to grant voting rights to the acquiring person's shares.

        Section 673 of the Minnesota Business Corporation Law generally prohibits any business combination by us, or any subsidiary of us, with any shareholder that purchases 10% or more of our voting shares (an "interested shareholder"), within the four years following the interested shareholder's share acquisition date, unless the business combination is approved by a committee of disinterested members of our board of directors before the interested shareholder's share acquisition date.

        Section 675 of the Minnesota Business Corporation Law generally prohibits an offeror from acquiring shares of a publicly held Minnesota corporation within two years following the offeror's last purchase of the corporation's shares pursuant to a takeover with respect to that class, unless the corporation's shareholders are able to sell their shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer. This statute will not apply if the acquisition of shares is approved by a committee of disinterested members of our board of directors before the purchase of any shares by the offeror pursuant to a takeover offer.

Transfer Agent and Registrar

        The transfer agent and registrar of our common stock is Wells Fargo Bank Minnesota, N.A.

LEGAL MATTERS

        The validity of the shares of common stock offered by this prospectus has been passed upon for us by Best & Flanagan LLP, Minneapolis, Minnesota.

EXPERTS

        The consolidated financial statements incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which expresses an unqualified opinion and includes an explanatory paragraph relating to the Company's ability to continue as a going concern), which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

DOCUMENTS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this prospectus, and information in the documents we file later with the SEC will automatically update and supercede the information contained or incorporated by reference in this prospectus. Accordingly, we incorporate by reference the documents listed below and any future filings we will make with the SEC under the Securities Exchange Act of 1934 (the "Exchange Act").

  •
  Our Annual Report on Form 10-K for the year ended December 31, 2002 (delivered herewith).

  •
  All documents which we subsequently file pursuant to Section 13 (a) or 15 (d) of the Exchange Act prior to the termination of this offering.

        We will deliver with this prospectus a copy of our most recent Annual Report on Form 10-K and our most recent Quarterly Report on Form 10-Q for the quarter ending after the year covered by the Form 10-K. In addition, we will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any and all of the documents that have been incorporated by reference in this prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference) but not delivered with this prospectus. You should direct requests for documents to:

  Micro Component Technology, Inc.
  Attention: Michelle Sprunck
  2340 West County Road C
  St. Paul, Minnesota 55113
  Telephone Number: (651) 697-4200

WHERE YOU CAN FIND MORE INFORMATION

        We are currently subject to the information requirements of the Exchange Act. As a result, we are required to file periodic reports and other information with the SEC, such as annual, quarterly and current reports and proxy statements. You may inspect and copy the reports, proxy statements and other documents we file the SEC, at prescribed rates, at the following public reference facilities the SEC maintains:

Judiciary Plaza	Citicorp Center
450 Fifth Street, N.W.	500 West Madison Street, Suite 1400
Washington D.C. 20548	Chicago, Illinois 60621

        You may obtain information regarding the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. Our SEC filings are available to the public free of charge at the SEC's website. The address of the website is http://www.sec.gov.

        We have filed with the SEC a registration statement on Form S-2 pursuant to the Securities Act, and the rules and regulations promulgated thereunder, with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all the information set forth in the registration statement, parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement, and all amendments, exhibits, annexes and schedules thereto and all documents incorporated by reference therein.

        We intend to furnish our shareholders with annual reports containing financial statements audited by an independent auditor, and to make available quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

INDEMNIFICATION

        Minnesota law and our Articles of Incorporation eliminate or limit certain liabilities of our directors. Minnesota law and our Bylaws require us to indemnify our directors, officers and employees in certain instances. Insofar as exculpation of, or indemnification for, liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling MCT pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such exculpation or indemnification is against public policy as expressed in the Act and is therefore unenforceable.